SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549

                     SCHEDULE 13G
                    (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED
              PURSUANT TO RULE 13d-2(b)
                  (Amendment No. --)

            MICHIGAN HERITAGE BANCORP, INC.
                   (Name of Issuer)

                     Common Stock
            (Title of Class of Securities)

                      59451T 10 6
                    (CUSIP Number)

                   November 24, 2000
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

1: Name of Reporting Persons
   I.R.S. Identification No. of Above Persons (entities only)
        Philip Sotiroff

2. Check the Appropriate Box if a Member of a Group*
        (a) [ ]
        (b) [ ]
3. SEC Use Only

4: Citizenship or Place of Organization
         United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

5: Sole Voting Power:          90,381
6: Shared Voting Power:             0
7: Sole Dispositive Power:     90,381
8: Shared Dispositive Power:        0

9: Aggregate Amount Beneficially Owned by Each Reporting Person:
                               90,381

10:Check Box if the Aggregate Amount in Row (9) Excludes
   Certain Shares                 [ ]

11:Percent of Class Represented by Amount in Row (9): 6.1%

12:Type of Reporting Person:  IN

CUSIP No. 59451T 10 6                Page 2 of 3 Pages
Item 1(a). Name of Issuer:
             Michigan Heritage Bancorp, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
             28300 Orchard Lake Road, Suite 200
             Farmington Hills, Michigan 48334

Item 2(a). Name of Person Filing:
             Philip Sotiroff

Item 2(b). Address of Principal Business Office or, if None, Residence:
             30400 Telegraph Road, Suite 444
             Bingham Farms, MI  48025

Item 2(c). Citizenship:
             United States of America

Item 2(d). Title of Class of Securities:
             Common Stock

Item 2(e). CUSIP Number: 59451T 10 6

Item 3.    Not Applicable.

Item 4.    Ownership:

     (a) Amount Beneficially Owned:
           90,381 shares (includes 13,200 shares that the filer has the right to acquire within 60 days pursuant to exercise of stock options).
     (b) Percent of Class:
           6.1%
     (c) Number of shares as to which such person has:
          (i) Sole power to vote or to direct
              the vote:                                      90,381
         (ii) Shared power to vote or to direct
              the vote:                                           0
        (iii) Sole power to dispose or to direct the
              disposition of:                                90,381
         (iv) Shared power to dispose or to direct
              the disposition of:                                 0

Item 5. Ownership of Five Percent of Less of a Class.
             Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:
             Not Applicable

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Securities Being Reported on by the Parent
        Holding Company.
             Not Applicable

Item 8. Identification and Classification of Members of the Group.
             Not Applicable

Item 9. Notice of Dissolution of Group.
             Not Applicable

Item 10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                       SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

December 6, 2000                        /S/ PHILIP SOTIROFF
                                        Philip Sotirof